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Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

February 6, 2019

CONFIDENTIAL

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.

Response to the Staff’s Comments on Registration Statement on Form

F-1 Submitted on December 19, 2018

CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are filing herewith the Company’s revised Registration Statement on Form F-1 (the “Revised Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Registration Statement, marked to show changes to the registration statement filed on December 19, 2018.

Concurrently with the filing of the Revised Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated February 4, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have

PARTNERS:     Pierre- Luc Arsenault3 | Lai Yi Chau | David G. Couper7 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Tarun R. Warriar6 | Li Chien Wong | Wanda T.K. Woo | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | Han Gao4 | David M. Irvine6 | Hao- Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel A. Margulies6 | Peng Qi3 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3 | Yue Zhang3

ADMITTED IN:     1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Queensland (Australia); # non- resident

Beijing     Boston     Chicago     Dallas     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 6, 2019

included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

In connection with the Revised Registration Statement, the Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering (the “12-Month Requirement”). See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3. The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-Month Requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” In connection with this request, the Company has made representations to the Commission in a letter submitted concurrently with the Revised Registration Statement and submitted as Exhibit 99.3 to the Revised Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

Registration Statement on Form F-1 Filed December 19, 2018

Prospectus Summary

Recent Developments, page 4

1.

Considering the impact to your operating results from certain unfavorable market developments beginning in June thru November 2018, including tightening industry regulations, changing macro-economic conditions in China, and suspension of operations of certain lending marketplaces, please update your discussion to address the December timeframe as well as the expected impact on operating performance for the last quarter of fiscal 2018.

In response to the Staff’s comment, the Company has revised pages 4 and 5 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations—Net Revenue, page 94

2.	As it relates to the cash incentives, please revise to address the following:

•	Disclose the incentives recognized in each of the periods presented;

In response to the Staff’s comment, the Company has revised page 105 of the Revised Registration Statement.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 6, 2019

•	Discuss and analyze the reasons for incentives to returning investors being higher than the incentives to new investors and whether this trend is expected to continue; and

The Company respectfully advises the Staff that the aggregate amount of incentives to returning investors is higher than the incentives to new investors as returning investors contributed to a larger investment volume. In 2016, 2017 and the nine months ended September 30, 2018, returning investors contributed to 88.1%, 92.0% and 96.1% of the total investment volume of RMB15.7 billion, RMB21.8 billion (US$3.2 billion) and RMB19.2 billion (US$2.8 billion). In order to attract more new investors, the Company has paid higher incentives to new investors than returning investors for the same investment amount. The amounts of incentives we provided to investors in connection with each investment volume of RMB1 million to new investors and returning investors in the periods indicated is set forth below. The Company expect the trend to continue as the Company expects to maintain a high proportion of repeat investors to lower the aggregate amount of incentives paid to investors and potential sales and marketing expenses to attract new investors.

	Year Ended		Nine Months Ended September 30, 2018
	2016	2017
	(in RMB thousands)
New investors	27.4	42.0	128.0
Returning investors	3.0	5.3	11.3

The Company has revised page 139 and 140 of the Revised Registration Statement accordingly.

•	Indicate whether the level of incentives paid has been impacted by the changes in the investor assurance programs which occurred in the 2nd and 3rd quarters of interim 2018.

In response to the Staff’s comment, the Company has revised pages 105, 151 and 152 of the Revised Registration Statement.

Description of Share Capital

Differences in Corporate Law, page 184

3.

We note you have removed the section under this heading related to a majority independent board and that only two members of your five-person board will be independent. Please amend to describe the exception that you are relying on to the Nasdaq rule requiring a majority of your board be independent. Please also include separate risk factor disclosure related to the independence of your board.

In response to the Staff’s comment, the Company has revised pages 69, 187 and 188 of the Revised Registration Statement.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 6, 2019

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(j) Investor assurance program, page F-14

4.	We note your response to comment 7 and your revised disclosure on page F-16. Please address the following:

•

Disclose the circumstances under which Niwodai Internet would collect investor assurance program fees in addition to those to be collected by Shanghai Caiyin considering your agreement with Shanghai Caiyin to manage the investor assurance program;

The Company respectfully advises the Staff that the investor assurance program fees are 100% collected by Shanghai Caiyin, which is a VIE consolidated by Niwodai Internet. Niwodai Internet does not separately collect investor assurance program fees. The Group will transfer cash to the restricted cash account for the investor assurance program when the balance of the investor assurance fund is depleted.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 6, 2019

•	Disaggregate contributions from borrowers between those received by Shanghai Caiyin and those received by Niwodai Internet for all periods presented as discussed in your response;

The Company respectfully advises the Staff the entire settlement of insurance liability is either from restricted cash or from cash held by the Group on a consolidated basis. With respect to the investor assurance fund, Shanghai Caiyin is the only entity collecting investor assurance program fees from the borrowers while Niwodai Internet does not separately collect any investor assurance program fees from the borrowers. The Company has revised the descriptions of the funding sources on page F-17 and page F-58 to “services fees from borrowers” and “transfer from cash” to more accurately reflect the nature of the items.

•

Disclose if the investor assurance program fees collected by Niwodai Internet are based on a separate agreement with the borrowers similar to the agreement entered into between Shanghai Caiyin and the borrowers referenced in your response;

The Company respectfully advises the Staff that the only party collecting investor assurance program fees is Shanghai Caiyin who is collecting on behalf of the consolidated Group. Niwodai Internet does not collect such fees.

•

Disclose why Shanghai Caiyin made a contribution of RMB 349,236 for the nine months ending September 30, 2018 and its obligations for future contributions based on the terms of the collaboration agreement in place between you and Shanghai Caiyin as disclosed on page 47;

The Company respectfully advises the Staff that the Group transferred RMB 349.2 million from cash to restricted cash in order to fund the shortfall of the investor assurance program during the nine months ended September 30, 2018. As the term of “contribution” was not clear to reflect the characteristics of the funding, the disclosures on F-58 and responses herein have been revised to characterize it as a transfer as it solely relates to moving funds from cash to restricted cash.

In response to the Staff’s comments, the Company has revised the disclosure on page 48.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 6, 2019

•

Confirm to us that the contribution by Shanghai Caiyin is not in effect a working capital contribution by you or another controlled entity by your founder, director and chief executive officer, Mr. Dinggui Yan, to fund investor assurance program shortfalls as disclosed on page 106; and

The Company respectfully advises the Staff that there was no contribution by Shanghai Caiyin. The amount in fact was a transfer of cash by the Group to the restricted cash account. The Company has revised the description of from “contribution by Shanghai Caiyin” to “transferred from cash” to better reflect the nature of the funding on F-58.

•

Confirm to us that the investor assurance program fees collected by Niwodai Internet are not in effect working capital contributions by you to fund investor assurance program deficiencies based on disclosures on pages 31, 47, 106 and 116 that you would make whole, at your discretion, existing investors.

The Company respectfully advises the Staff that Niwodai Internet does not separately collect investor assurance program fees other than through its consolidated VIE Shanghai Caiyin.

(k) Restricted cash, page F-17

5.

We note your response to comment 9. In the example provided under Scenario 2, please address why the shortfall between the $20 collected and the $30 in amounts expected to be collected is recognized as an adjustment to cash and not reflected as incremental provision expense.

The Company respectfully advises the Staff that Scenario 2 is based on the expectation that the full amount of the investor assurance program can be fully covered by both the service fees entitled by Shanghai Caiyin (i.e., the investor assurance program fees) and Niwodai Internet (i.e., facilitation and other service fees). The transfer of cash to restricted cash illustrated in Scenario 2 is an illustration of the response to comment #4 above. The Company respectfully re-illustrates the journal entries in Scenario 2 as follows:

the Group will transfer cash to restricted cash when there’s a shortfall of the investor assurance program.

Scenario 2:

1) $20 service fee is collected by Shanghai Caiyin as investor assurance program fees:

DR: Restricted cash $20

CR: Assets from investor assurance program $20

2) $10 service fee is collected by Niwodai Internet as facilitation and other service fees:

DR: Cash $10

CR: Assets from investor assurance program $10

3) When Shanghai Caiyin compensates the investors for the defaulted loan, since the balance of the investor assurance fund is depleted, the Group first needs to transfer cash to restricted cash for the shortfall:

DR: Restricted cash $10

CR: Cash $10

4) Shanghai Caiyin compensates the investors using the funds from the restricted cash account:

DR: Liabilities from investor assurance program $30

CR: Restricted cash $30

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 6, 2019

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(e) Investor assurance program, page F-55

6.	Please revise to disaggregate the September 30, 2018 activity between loans covered by the investor assurance program before April 28, 2018 and loans made thereafter.

The Company respectfully advises the Staff that the September 30, 2018 activities disclosed on page F-55 are all related to loans facilitated prior to April 28, 2018 and covered by the investor assurance program managed by Shanghai Caiyin only. Since the Company no longer assumes any repayment obligations from loans that are managed by independent third parties, or partnering with Class B investors, the Company does not record any assets or liabilities in relation to the investor assurance programs associated with such loans. Therefore, disclosures are not applicable to loans made after April 28, 2018. To avoid confusion, the Company has added clarification that the activity table is only for existing loans facilitated before April 28, 2018.

7.	Please revise to disclose if the Company is managing the Class B investor assurance program.

The Company respectfully advises the Staff that the Company provides only loan facilitation services and post origination services in relation to loans facilitated between Class A and Class B investors, which include but not limited to matching borrowers with Class B investors, collecting principles and interests from borrowers and depositing into the accounts of Class B investors, and withdrawing cash from Class B investors’ accounts, if any, and compensating Class A investors, etc. The Company charged service fees for performing such services from both borrowers and Class B investors. However, the Company does not guarantee any repayment on principles and interests to any investors on such loans.

To response to the Staff’s comments, the Company has revised the disclosure on page F-58.

(g) Revenue recognition, page F-57

8.	We note your response to comment 10. Please address the following:

•

Disclose in your accounting policy on page F-25, that you do not track contract assets and accounts receivable on an individual loan basis and as such do not monitor the aging of accounts receivable and contracts assets until loan maturity; and

The Company respectfully advises the Staff that the Company has revised the disclosure on page F-25 and F-60 respectively.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 6, 2019

•

Add a risk factor to address the risk to the financial statements of not tracking contract assets and accounts receivable on an individual loan basis and or utilizing an aging of these accounts to identify past due and uncollectible accounts.

In response to the Staff’s comment, the Company has revised page 28 of the Revised Registration Statement.

9.

We note the disclosures in Note 4 on page F-64 of the net payouts for loans originated in the periods specified. Please revise to provide a breakdown of the contract assets and related allowance by the fiscal and interim periods in which they were recorded for each of the loan types.

The Company respectfully advises the Staff that the Company has revised the disclosure of the contract assets and related allowance by the fiscal and interim period in which they were recorded for each of the loan types on page F-26 and F-62 respectively.

*        *        *

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 6, 2019

If you have any questions regarding the Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP